Exhibit 12.1

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the six months ended June 30, 2013

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$27,247,051

Add:
Interest on indebtedness (excluding capitalized interest)	108,711,836
Amortization of debt related expenses	3,969,721
Portion of rents representative of the interest factor	3,550,810
143,479,418

Distributed income from equity investees	82,244,688

Pretax earnings from continuing operations, as adjusted	$225,724,106

Fixed charges -
Interest on indebtedness (including capitalized interest)	$109,290,884
Amortization of debt related expenses	1,664,593
Portion of rents representative of the interest factor	3,550,810

Fixed charges	$114,506,287

Ratio of earnings to fixed charges	2.0